UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[    ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2022

HIRO SYSTEMS PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 W. 23rd Street, Suite 224

New York, NY 10011

(Full mailing address of principal executive offices)

(212) 634-4254

(Issuer’s telephone number, including area code)

Explanatory Note

As required by the applicable rules and regulations promulgated by the Securities and Exchange Commission (“SEC”), the information contained in this semiannual report, including the business description and the condensed consolidated financial statements, relates primarily to the business of Hiro Systems PBC (“Hiro”). It does not significantly relate to the Stacks Tokens, Stacks Blockchain or the Stacks ecosystem, except to the limited extent that Hiro, like others, creates development tools for use on the Stacks Blockchain. Hiro believes it no longer plays a significant role in the Stacks ecosystem, and Hiro believes it has no unique control over or unique ability to influence the Stacks ecosystem. Among other things, Hiro is not a Stacks Token miner, Hiro cannot issue new Stacks Tokens or cause new Stacks Tokens to be issued, and Hiro cannot change the code governing the Stacks Blockchain. Hiro also believes that Stacks Token holders are not relying on, and reasonably cannot and should not rely on, Hiro to provide managerial or entrepreneurial efforts that will increase the value of the Stacks Tokens.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Hiro’s financial condition and results of operations together with the condensed consolidated financial statements and related notes that are included elsewhere in this document. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Hiro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Hiro’s mission is to empower developers to build the best possible applications using the Stacks Blockchain 2.0 (the “Stacks Blockchain”), which was launched in January 2021. Since the launch of the Stacks Blockchain, Hiro’s business has been focused on building developer tools to be utilized on the Stacks Blockchain, including building a hosted service that will permit developers of decentralized applications and decentralized finance software products to more easily test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol used on the Stacks Blockchain (“Bitcoin Protocol”). Hiro intends to develop this hosted service so that it will fully integrate with a portfolio of tools and services developers require to seamlessly build smart contracts and applications.

COVID-19 Impact

Hiro’s liquidity and capital resources were not materially impacted by the COVID-19 pandemic and related economic conditions during the six months ended June 30, 2022; however Hiro continues to monitor the situation. Future developments related to COVID-19 including existing and new variants remain uncertain and cannot be predicted.

Russia – Ukraine Conflict

Hiro’s liquidity and capital resources were not materially impacted by the Russia-Ukraine conflict during the six months ended June 30, 2022. The extent to which this conflict and the related global economic crisis affects Hiro’s business, results of operations and financial condition will depend on future developments that are uncertain and cannot be predicted including the scope and further duration of the conflict and any recovery period. Hiro does not have any employees in Russia or Ukraine and does not rely on software sources maintained in those countries.

Ongoing Filing of Periodic Reports

Following the January 20, 2021, approval by Hiro’s Board of Directors of the decision of management to no longer treat the Stacks Tokens (or “tokens”) as investment contracts that are securities under the federal securities laws, Hiro believes that it is no longer required to file reports pursuant to Regulation A with the SEC. Therefore, Hiro reserves the right to cease the filing of such reports at any time.

Components of Results of Operations

Operating Expenses

Hiro’s operating expenses are classified as compensation expenses, marketing expense, general and administrative, grants expense, research and development and noncash impairment expenses, if any. Overhead costs, such as information technology and occupancy costs, are included in general and administrative expenses.

Compensation Expense

Compensation expenses consist of salaries and bonuses, noncash stock-based compensation expense, noncash token compensation expense for employees and subcontractors, other noncash bonus expense (bonuses denominated in Bitcoin) for employees and subcontractors, payroll taxes, employee benefits costs and subcontractor costs.

Marketing Expense

Marketing expenses consist primarily of corporate marketing, public relations, promotional items and events and conferences.

General and Administrative

General and administrative expenses primarily consist of noncash token compensation expense for non-employees, occupancy expenses, legal, audit and other professional services, travel and entertainment costs, insurance, printing and postage, information technology costs, filing fees and other miscellaneous expenses.

Research and Development

Research and development expenses primarily represent costs incurred by Hiro for the development of a hosted service that will permit developers of decentralized applications to test and deploy smart contracts and decentralized applications on top of the Bitcoin Protocol and primarily consist of salaries paid to Hiro’s developers and fees paid to consultants and outside service providers.

Grants to Third Parties

Grants to third parties are noncash grants of Stacks Tokens to various independent entities.

Impairment Expense

Impairment expense generally pertains to write-downs of balance sheet carrying values of Bitcoin, Ether and investments in other startups.

Nonoperating Income

Nonoperating income consists of noncash gains related to vesting of tokens sold to employees, noncash gains related to delivering of tokens to third parties, noncash gain on delivery of restricted token units (“RTUs”), gains or losses from sale of digital currencies (or ‘cryptocurrencies’ and consisting primarily of Bitcoin and/or Ether), changes in fair value of token warrant liabilities, digital currency earned, gain on noncash loan receivable, gain (realized and unrealized) on investments and other income.

Results of Operations

The following table sets forth selected condensed consolidated statements of operations data for the six months ended June 30, 2022 and 2021:

	(Unaudited)
	Six Months Ended June 30,
	2022	2021

	(amounts in thousands)
Operating expenses:
Compensation expense	$9,648	$26,172
Marketing expense	423	882
General and administrative	3,364	4,351
Research and development	1,748	1,359
Grants to third parties	—	17,580
Impairment of digital currencies	2,559	698
Impairment of investment	—	50

Total operating expenses	17,742	51,092
Nonoperating income	35,795	53,230

Net income	$18,053	$2,138

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Compensation Expense

	Six Months Ended June 30,		Change
	2022	2021	Amount	%

	(amounts in thousands)
Compensation expense	$9,648	$26,172	$(16,524)	(63)%

Compensation expenses decreased by $16.5 million for the six months ended June 30, 2022, primarily due to a decrease in noncash token compensation expenses of $14.7 million. These expenses related to vesting of tokens sold to employees and vesting of RTUs granted to employees and certain contractors. There were no expenses related to vesting of tokens sold to employees during the six months ended June 30, 2022 ($7.8 million in 2021) as all these tokens were vested during 2021. The expenses related to vesting of RTUs were also substantially higher during the six months ended June 30, 2021 as the requisite liquidity trigger was achieved in January 2021 (listing of Stacks Tokens on a United States exchange) which resulted in all service vested tokens granted in prior years being completely vested. Additional factors contributing to the above variance are a $3.8 million decrease in payroll taxes on RTUs, partially offset by a $1.4 million increase in noncash bonuses and related payroll taxes and a $0.5 million increase in salary and benefits due to increased headcount and salary raises.

Marketing Expense

	Six Months Ended June 30,		Change
	2022	2021	Amount	%

	(amounts in thousands)
Marketing expense	$423	$882	$(459)	(52)%

Marketing expenses decreased by $0.5 million for the six months ended June 30, 2022 primarily due to lower corporate marketing costs of $0.4 million.

General and Administrative Expenses

	Six Months Ended June 30,		Change
	2022	2021	Amount	%

	(amounts in thousands)
General and administrative expenses	$3,364	$4,351	$(987)	(23)%

General and administrative expenses decreased by $1.0 million for the six months ended June 30, 2022 primarily due to $1.5 million of lower noncash token compensation expenses related to RTUs granted to non-employees, partially offset by $0.5 million of higher travel and entertainment and other costs.

Research and Development Expenses

	Six Months Ended June 30,		Change
	2022	2021	Amount	%

	(amounts in thousands)
Research and development expenses	$1,748	$1,359	$389	29%

Research and development expenses increased by $0.4 million for the six months ended June 30, 2022, due to higher developer costs driven by an increase in headcount and salary raises.

Grants to Third Parties

	Six Months Ended June 30,		Change
	2022	2021	Amount	%

	(amounts in thousands)
Grants to third parties	$—	$17,580	$(17,580)	(100)%

Grants to third parties decreased by $17.6 million for the six months ended June 30, 2022 primarily due to a decrease in commitments to provide such grants to third parties. These were noncash grants and represented the fair value of Stacks Token granted to third parties. The grants in 2021 and prior were made in an effort to cultivate a decentralized Stacks ecosystem.

Impairment of Digital Currencies

	Six Months Ended June 30,		Change
	2022	2021	Amount	%

	(amounts in thousands)
Impairment of digital currencies	$2,559	$698	$1,861	267%

Impairment of digital currencies (noncash) increased by $1.9 million for the six months ended June 30, 2022 due to higher periodic declines in the market prices of Bitcoin and Ether as compared to their carrying values.

Impairment of Investment

	Six Months Ended June 30,		Change
	2022	2021	Amount	%

	(amounts in thousands)
Impairment of investment	$—	$50	$(50)	(100)%

Impairment of investment (noncash) decreased by $50 thousand for the six months ended June 30, 2022 as there were no write-offs of investments in startup companies during the period.

Nonoperating Income

	Six Months Ended June 30,		Change
	2022	2021	Amount	%

	(amounts in thousands)
Nonoperating income	$35,795	$53,230	$(17,435)	(33)%

Nonoperating income decreased by $17.4 million for the six months ended June 30, 2022 primarily due to an decrease in noncash gain from delivery tokens to third parties of $18.3 million, a $7.9 million decrease in noncash gain from vesting of employee tokens, a $16.9 million decrease in gain on sale of digital currencies and a combined $1.2 million decrease in gain on delivery of RTUs and gain on noncash loan receivable, partially offset by an increase in digital currency earned of $3.0 million, a $3.4 million change in fair value of token warrant liabilities and a $20.3 million increase in unrealized and realized gains on investments.

Trend Information

Revenue Trends

Hiro does not expect to generate any revenue from regular operations in the foreseeable future. Hiro may sell Stacks Tokens from its treasury holdings, which we anticipate will be classified as nonoperating income instead of revenue.

Costs and Expenses Trends

Operating expenses (excluding noncash expenses) for the six months ending June 30, 2022 were lower compared to the six months ended June 30, 2021 primarily due to lower employee withholding taxes on RTUs. Hiro expects its operating expenses (excluding noncash expenses) for the fiscal year ending December 31, 2022 to be lower compared to 2021.

Prices of Cryptocurrencies

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility during the six months ended June 30, 2022. As of June 30, 2022, the market price of one Ether was $1,067 and the market price of one Bitcoin was $19,785, representing a decrease of 71% and 57%, respectively, from their prices as of December 31, 2021. Hiro records impairment charges when the fair value of Bitcoin or Ether decreases.

Liquidity and Capital Resources

Sources of Funds

Hiro has funded its operations almost entirely through sales of Stacks Tokens. During the years 2017 through 2019, Hiro raised $70.4 million through forward sales of Stacks Tokens. During the six months ended June 30, 2022, Hiro (a) sold a portion of its investment in a startup company for approximately $10.0 million resulting in a realized gain of $10.0 million, and (b) also raised cash of $12.9 million through sales of preferred equity and issued warrants for Stacks Tokens to various venture capital companies in a Series B Preferred Stock offering.

Going forward, Hiro is expected to rely on its cash on hand, opportunistic sales of digital currencies and sales of existing Stacks Tokens held in Hiro’s treasury to fund its operations. Hiro’s cash on hand was approximately $25.3 million and $10.0 million as of June 30, 2022 and December 31, 2021, respectively. Hiro may sell portions of its cryptocurrencies in order to finance its activities, depending on market conditions. As of June 30, 2022, Hiro had cryptocurrency reserves with a fair value of $6.6 million (including Bitcoin loaned to a third party). These cryptocurrencies had a balance sheet carrying value of $4.4 million consisting of Bitcoin of $3.5 million and Ether of $0.9 million. Because of volatility in the price of cryptocurrencies, Hiro’s ability to raise cash from the sale of digital currencies is subject to significant variability. Hiro could also potentially raise additional cash through sales of its common or preferred equity or through offering of debt securities.

If, in the future, Hiro is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. The occurrence of any of these events could harm Hiro’s business, results of operations and future prospects.

The following table summarizes Hiro’s cash flows for the periods indicated:

	Six Months Ended June 30,
	2022	2021

	(amounts in thousands)
Net cash from operating activities	$(8,678)	$(10,587)
Net cash from investing activities	$10,973	$14,984
Net cash from financing activities	$12,967	$111

Net Cash from Operating Activities

The use of cash in all periods resulted primarily from Hiro’s net income adjusted for noncash charges and changes in operating assets and liabilities. Hiro’s operating activities contain large noncash adjustments primarily related to use of tokens to compensate employees and vendors, realized and unrealized gains on investments, change in fair value of token warrant liabilities and impairment of digital currencies.

Net cash outflows from operating activities during the six months ended June 30, 2022 and 2021 were $8.7 million and $10.6 million, respectively.

Net Cash from Investing Activities

Hiro’s investing activities have consisted primarily of investments in startup companies, a partial sale of an investment in a startup company and purchase and sales of digital currencies.

Net cash from investing activities during the six months ended June 30, 2022 was $11.0 million, primarily consisting of $2.1 million from proceeds from sale of digital currencies and sale proceeds of $10.0 million received from selling a portion of its investment in a startup company, partially offset by purchases of a digital currency of $1.0 million.

Net cash from investing activities during the six months ended June 30, 2021 was $15.0 million, primarily consisting of $17.9 million from proceeds received from sale of digital currencies, partially offset by $2.6 million of investment in startup companies.

Net Cash from Financing Activities

Net cash from financing activities for the six months ended June 30, 2022 was $13.0 million primarily related to sales of preferred equity to various investors in a Series B Preferred Stock offering.

Net cash from financing activities for the six months ended June 30, 2021 was $0.1 million, primarily related to cash received from the exercise of stock options.

Material Capital Commitments

Hiro currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Hiro did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

There were no changes in Hiro’s internal control over financial reporting that occurred during the six months ended June 30, 2022 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting. In addition, there was no material impact to Hiro’s internal control over financial reporting while most of its employees are working remotely due to the COVID-19 pandemic. Hiro is continually monitoring and assessing the COVID-19 situation to determine any potential impact on the design and operating effectiveness of its internal control over financial reporting.

Critical Accounting Policies and Estimates

Hiro’s management’s discussion and analysis of Hiro’s financial condition and results of operations is based on Hiro’s condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these condensed consolidated financial statements requires Hiro to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported revenue generated (if any) and expenses incurred during the reporting periods. Hiro’s estimates are based on its historical experience and on various other factors that Hiro believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Hiro believes that the accounting policies discussed below are critical to understanding Hiro’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Fair Value Measurements

Hiro uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Hiro records certain non-monetary transactions, such as the use of Stacks Tokens to pay vendors and employees for services or for grants, at fair value. In addition, Hiro assesses the fair value of its digital currency holdings to determine if it is less than their carrying value. Hiro also recognizes derivative liabilities related to its token warrants at fair value and adjusts the instruments to fair value at each reporting period.

Recurring Fair Value Measurements

As of June 30, 2022, Hiro had derivative liabilities measured at fair value related to its token warrants. These derivative liabilities are classified within Level 3 of the fair value hierarchy because fair value estimate inputs are primarily unobservable and based on Hiro’s assessment of assumptions market participates would use in pricing the liabilities. Hiro will update its assumptions each reporting period based on new developments and record the derivative liabilities at fair value based on the revised assumptions. Changes in fair value of the derivative liabilities are reflected in nonoperating income because the token warrants are not part of Hiro’s normal operations.

Hiro used various inputs to measure the fair value of a noncash loan receivable on a recurring basis. The fair value of the loan denominated in digital currency was considered a Level 2 measurement, as it was estimated largely using observable inputs – quoted prices for Bitcoin in active markets. As of December 31, 2021, there was no loan receivable denominated in digital currency.

There were certain transfers between Level 2 and Level 3 during the six months ended June 30, 2022 and the year ended December 31, 2021 for assets or liabilities measured at fair value on a recurring basis.

Non-recurring Fair Value Measurements

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin and Ether is determined using quoted prices on an active exchange, based on a principal market analysis. Hiro views a decline in the quoted price to be an indicator of impairment.

Hiro sold tokens to employees that are marked to market through vesting, provided tokens to vendors in exchange for services, provided RTU grants to employees and others and provided tokens as grants. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges.

Pursuant to the listing of Stacks Tokens on an exchange in the United States in January 2021, Hiro concluded that the fair value of Stacks Tokens exchanged for services, provided as grants, distributed without monetary consideration, and those that vested in the six months ended June 30, 2022 and the year ended December 31, 2021 is a Level 2 investment.

When Stacks Tokens are issued, distributed or vested under the circumstances described above, Hiro recognizes an expense equal to the estimated fair value of the Stacks Tokens (Hiro has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in Hiro’s condensed consolidated financial statements, as they were acquired as part of Hiro’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens generally has no effect on Hiro’s net income or loss.

Certain of Hiro’s investments are also fair valued based on observable inputs.

Token Compensation Expense

Token compensation expense (noncash) arises from tokens sold to employees and from grants of RTUs to employees and others. These tokens are from Hiro’s treasury of Stacks Tokens and no new tokens are minted or created to provide for these sales and RTUs. Token compensation expense (noncash) has two components as described below:

Hiro sold tokens to employees which are subject to vesting. As these tokens vest Hiro records a noncash token compensation expense which represents the fair value of the tokens upon vesting in excess of the purchase price. The token compensation expense is shown in compensation expense on the condensed consolidated statements of operations. Concurrently with the recording of a token compensation expense Hiro also records a noncash gain which represents the fair value of the vested tokens over their carrying value of $0. If an employee leaves prior to full vesting of the tokens, Hiro buys back the unvested tokens at their original purchase price. All of these tokens have vested as of December 31, 2021.

Hiro grants employees, contractors and non-employees, RTUs that vest quarterly over a four-year period. Hiro accounts for the grants of these RTUs as a non-monetary transaction accounted for at fair value. The exchange of RTUs for services is recognized as noncash token compensation expense on a straight-line basis over the requisite service period for each separate vesting portion of the award with a corresponding liability recognized for Stacks Tokens. The liability for Stacks Tokens is recorded at fair value at each reporting period. The token compensation expense related to these RTUs is shown in compensation expense for employees and certain contractors and in general and administrative expenses (for non-employees) on the condensed consolidated statement of operations. The token obligations for awards that have vested but have not yet been delivered are shown as token obligations to employees and token obligations to others, current on the condensed consolidated balance sheets. On delivery of tokens which takes place after vesting, Hiro records a noncash gain equal to the total compensation expense recorded as the vested tokens have a $0 carrying value. RTUs are forfeited to the extent that the employee terminates prior to the completion of the service period. Hiro withholds tokens equivalent to the tax withholding applicable for employees. The withholding tax is remitted by Hiro to the tax authorities without liquidating the withheld tokens. Employee tax withholdings amounted to $1.3 million and $4.7 million during the six months ended June 30, 2022 and 2021, respectively, and are shown in compensation expense on the condensed consolidated statement of operations.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3.	Financial Statements

Hiro Systems PBC

and Subsidiaries

Condensed Consolidated Financial Statements

June 30, 2022

Hiro Systems PBC and Subsidiaries

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Balance Sheets

($ in thousands, except for share amounts)

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$25,251	$9,989
Loan to third party, current portion	950	500
Right-of-use asset, current portion	294	285
Income tax receivable	878	3,486
Other current assets	494	494

Total current assets	27,867	14,754
Digital currencies, net	4,201	5,668
Digital currencies loaned to third party	205	205
Investments, net	20,069	9,814
Loan to third party, net of current portion	—	450
Right-of-use asset, net of current portion	1,279	1,429
Other assets	630	385

Total assets	$54,251	$32,705

Liabilities
Current liabilities
Token obligations to employees	$1,405	$5,201
Token obligations to others, current	15,456	13,601
Lease liability, current	286	276
Other current liabilities	1,304	3,212

Total current liabilities	18,451	22,290
Lease liability, net of current portion	1,357	1,486
Token warrant liabilities	1,132	—
Token obligations to others, net of current portion	—	2,553
Other liabilities	1,275	1,275

Total liabilities	22,215	27,604

Stockholders’ equity
Series A convertible preferred stock, $0.00001 par value; shares authorized: 4,558,498 at June 30, 2022 and 4,558,946 at December 31, 2021; shares issued and outstanding: 4,558,498 at June 30, 2022 and December 31, 2021; liquidation preference of $5,519	—	—
Series B convertible preferred stock, $0.00001 par value; shares authorized: 1,940,312 at June 30, 2022 and 0 at December 31, 2021; shares issued and outstanding: 627,335 at June 30, 2022 and 0 at December 31, 2021; liquidation preference of $12,933	—	—
Common stock, $0.00001 par value; shares authorized: 20,000,000 at June 30, 2022 and 16,000,000 at December 31, 2021; shares issued and outstanding: 9,360,913 at June 30, 2022 and 9,270,092 at December 31, 2021	—	—
Additional paid-in capital	22,461	14,687
Retained earnings (accumulated deficit)	9,575	(9,586)

Total controlling stockholders’ equity	32,036	5,101

Total liabilities and stockholders’ equity	$54,251	$32,705

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Operations

($ in thousands)

	(Unaudited) Six months ended June 30,
	2022	2021
Expense
Compensation expense	$9,648	$26,172
Marketing expense	423	882
General and administrative	3,364	4,351
Research and development	1,748	1,359
Grants to third parties	—	17,580
Impairment of digital currencies	2,559	698
Impairment of investment	—	50

Total expense	17,742	51,092

Operating loss	(17,742)	(51,092)

Nonoperating income
Gain from vesting of employee tokens	—	7,880
Gain on tokens delivered to third parties	471	18,740
Gain on delivery of restricted token units	8,709	9,302
Gain (loss) on sale of digital currencies	(154)	16,729
Change in the fair value of token warrant liabilities	3,413	—
Digital currency earned	3,028	—
Gain on noncash loan receivable	—	563
Realized gain on sale of investment	9,983	—
Net unrealized gains on investments	10,272	—
Other income	73	16

Total nonoperating income	35,795	53,230

Net income	$18,053	$2,138

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands, except for share amounts)

	Convertible Preferred Stock						Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Controlling Stockholders’ Equity	Non-Controlling Interest	Total Stockholders’ Equity
	Series A		Series B		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021 (Audited)	4,558,498	$—	—	$—	9,270,092	$—	$14,687	$(9,586)	$5,101	$—	$5,101
Adjustment resulting from adoption of new accounting standard (Note 1)	—	—	—	—	—	—	(1,108)	1,108	—	—	—
Stock-based compensation	—	—	—	—	—	—	460	—	460	—	460
Exercise of stock options	—	—	—	—	90,821	—	60	—	60	—	60
Issurance of perferred shares, net of financing costs	—	—	627,335	—	—	—	8,362	—	8,362	—	8,362
Net income	—	—	—	—	—	—	—	18,053	18,053	—	18,053

Balance at June 30, 2022 (unaudited)	4,558,498	$—	627,335	$—	9,360,913	$—	$22,461	$9,575	$32,036	$—	$32,036

	Convertible Preferred Stock						Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Controlling Stockholders’ Equity	Non-Controlling Interest (Deficit)	Total Stockholders’ Equity
	Series A		Series B		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020 (Audited)	4,558,498	$—	—	$—	9,235,146	$—	$13,943	$(1,498)	$12,445	$(77)	$12,368
Stock-based compensation	—	—	—	—	—	—	233	—	233	—	233
Exercise of stock options	—	—	—	—	34,946	—	111	—	111	—	111
Deconsolidation of non-controlling interest holder	—	—	—	—	—	—	—	—	—	77	77
Net income	—	—	—	—	—	—	—	2,138	2,138	—	2,138

Balance at June 30, 2021 (Unaudited)	4,558,498	$—	—	$—	9,270,092	$—	$14,287	$640	$14,927	$—	$14,927

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

($ in thousands)

	(Unaudited) Six months ended June 30,
	2022	2021
Cash flows from operating activities
Net income	$18,053	$2,138
Adjustments to reconcile net income to net cash from operating activities
Gain from vesting of employee tokens	—	(7,880)
Gain on tokens delivered to third parties	(471)	(18,740)
Gain on delivery of restricted token units	(8,709)	(9,302)
(Gain) loss on sale of digital currencies	154	(16,729)
Digital currency earned	(3,028)	—
Gain on noncash loan receivable	—	(563)
Realized gain on sale of investment	(9,983)	—
Net unrealized gains on investments	(10,272)	—
Change in fair value of token warrant liabilities	(3,413)	—
Compensation expense - noncash	4,778	18,674
Marketing expense - noncash	—	9
Grants to third parties - noncash	—	17,580
General and administrative - noncash	735	2,504
Research and development - noncash	18	116
Depreciation and amortization	21	15
Amortization of operating lease right-of-use asset	141	295
Stock-based compensation	460	233
Impairment of digital currencies	2,559	698
Impairment of investment	—	50
Changes in operating assets and liabilities
Income tax receivable	2,608	(53)
Other current assets	(7)	(553)
Other assets	(176)	742
Other current liabilities	(2,027)	431
Lease liability	(119)	(252)

Net cash from operating activities	(8,678)	(10,587)

Cash flows from investing activities
Purchases of digital currency	(1,000)	—
Proceeds from sales of digital currencies	2,063	17,970
Cash outflow from deconsolidation of non-controlling interest	—	(423)
Proceeds from sale of fixed assets	—	12
Purchases of fixed assets	(90)	—
Purchases of investments	—	(2,575)
Proceeds from sale of investment	10,000	—

Net cash from investing activities	10,973	14,984

Cash flows from financing activities
Cash received from the exercise of stock options	60	111
Cash received from issuance of preferred stock, net of financing costs	12,907	—

Net cash from financing activities	12,967	111

Net change in cash and cash equivalents	15,262	4,508
Cash and cash equivalents, beginning of period	9,989	13,108

Cash and cash equivalents, end of period	$25,251	$17,616

Supplemental noncash investing and financing activities
Digital currencies received as repayment of loan to a third party (Note 4)	$—	$2,656

Digital currencies used to invest in other startups (Note 2)	$—	$2,887

Grant date fair value of token warrants (Note 8)	$4,545	$—

Supplemental disclosure of cash flow information
Cash received from income tax refunds (net of payments)	$2,620	$53

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Hiro Systems PBC (the “Company”) is a technology company that, together with its wholly-owned subsidiaries, built a network for decentralized applications (the “Stacks network”) or the “network”) using blockchain technologies. The Company is a Delaware public benefit corporation and its public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation.

The Stacks network brings applications and smart contracts to the Bitcoin blockchain. The Company introduced the Stacks Blockchain, which involved the creation of tokens (the “Stacks Tokens” or the “tokens”) in order to obtain control over the digital assets on the Stacks network and incentivize users of the network to develop, maintain and write transactions to the network. In January 2021, a new version of the Stacks Blockchain (“Stacks Blockchain 2.0”) was launched. Subsequent to the launch of Stacks Blockchain 2.0, and upon the necessary approvals from the Company’s board of directors, the Company determined that it was no longer in a position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain and therefore concluded that it was no longer necessary for the Company to treat the Stacks Tokens as investment contracts that are securities under the federal securities laws. This development coincided with a change in the Company’s business activities.

The Company’s business post-Stacks Blockchain 2.0 is to develop applications and developer tools for the Stacks and Bitcoin blockchains, including a hosted service that will permit developers of decentralized applications and finance software products to test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol. The Company intends to develop the hosted service so that it will fully integrate with a portfolio of tools and services developers require to seamlessly build smart contracts and applications.

Basis for Consolidation

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. For consolidated entities that are less than wholly-owned, the third party’s holding of an equity interest is presented as non-controlling interest in the Company’s condensed consolidated balance sheets and condensed consolidated statements of changes in stockholders’ equity. The portion of net earnings attributable to the non-controlling interest is presented either as net gain or net loss allocable to non-controlling interest in the Company’s condensed consolidated statements of operations. All intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The Company prepares its condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Certain financial information that normally is included in annual financial statements, including certain financial statement footnotes, is not required for interim reporting purposes and has been omitted herein. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual filing on Form 1-K for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 29, 2022 (“2021 Form 1-K”).

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The condensed consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, and related footnotes, are unaudited. The condensed consolidated balance sheet as of December 31, 2021 was derived from audited financial statements, but does not include all disclosures required by US GAAP. The interim unaudited condensed consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to state fairly the Company’s financial condition, its operations and cash flows for the periods presented. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s condensed consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates including uncertainty in the current economic environment due to COVID-19 and the Russia - Ukraine conflict.

Recent Adopted Accounting Pronouncements and New Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. In addition, the amendment also simplifies the guidance in Accounting Standard Codification (“ASC”) Subtopic 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, by removing certain criteria that must be satisfied in order to classify a contract as equity, which is expected to decrease the number of freestanding instruments and embedded derivatives accounted for as assets or liabilities. Finally, the amendment revises the guidance on calculating earnings per share, requiring use of the if-converted method for all convertible instruments and rescinding an entity’s ability to rebut the presumption. ASU 2020-06 may be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. On January 1, 2022, the Company early adopted ASU 2020-06 using a modified retrospective method. Upon adoption, the following changes resulted:

•

The intrinsic value of the beneficial conversion feature recorded during the year ended December 31, 2016 of $1.1 million was reversed as of the effective date of adoption, thereby resulting in a reduction of additional paid in capital as of January 1, 2022.

•

The discount amortization expense related to the beneficial conversion feature of $1.1 million, which was recorded during the year ended December 31, 2016, was reversed against opening accumulated deficit.

The adoption of ASU 2020-06 had no impact on the condensed consolidated statements of operations and cash flows. Since the Company adopted a modified retrospective method of transition, prior period consolidated financial statements have not been retrospectively adjusted.

In June 2022, the FASB issued ASU 2022-03 (“ASU”), ASC Subtopic 820 (“ASC 820”) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is still evaluating the impact of this pronouncement on the condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Significant Accounting Policies

The following accounting policies are incremental to the Company’s significant accounting policies as described in Note 1 to the Company’s 2021 Form 1-K.

Derivatives

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors. Derivative contracts are recognized as either assets or liabilities in the condensed consolidated balance sheet at fair value, with changes in fair value recognized as nonoperating income or operating income, depending on whether the derivative activities are part of the Company’s normal operations, in the condensed consolidated statement of operations.

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including warrants to purchase Stacks Tokens (each a “Token Warrant”), to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The assessment considers whether the instruments, including the Token Warrants, are freestanding financial instruments, meet the definition of a liability, and whether they meet all of the requirements for equity classification, including whether they are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment requires the use of professional judgment. The classification of derivative instruments is re-assessed at the end of each reporting period.

The Token Warrants issued as part of the Series B Preferred Stock offering are recognized as derivative liabilities. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s condensed consolidated statements of operations. The fair value of the Token Warrants is calculated using the Black-Scholes model.

Fair Value Measurements

As of June 30, 2022, the Company had derivative liabilities measured at fair value related to its Token Warrants. These derivative liabilities are classified within Level 3 of the fair value hierarchy because fair value estimate inputs are primarily unobservable and based on the Company’s assessment of assumptions market participants would use in pricing the liabilities. The Company will update its assumptions each reporting period based on new developments and record the derivative liabilities at fair value based on the revised assumptions. Changes in fair value of the derivative liabilities are reflected in nonoperating income because the Token Warrants are not part of the Company’s normal operations. See Note 8 for additional information on fair value of the Token Warrant derivatives.

Risks Associated with Digital Currencies

Security

The Company currently holds significant amounts of Bitcoin and Ether, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. As of June 30, 2022, all of the Company’s cryptocurrency holdings of Bitcoin and Ether are held with a third party custodial service and any transfer of cryptocurrency requires authorization by multiple executive officers and directors of the Company. A single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or incapacity on the part of these executive officers and directors.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin and/or Ether, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

The American Institute of Certified Public Accountants (“AICPA”) has issued non-authoritative guidance entitled Accounting for and Auditing of Digital Assets, which was the result of a working group of participants, including several major accounting firms and the U.S. Government Accountability Office. This guidance, which served to summarize currently accepted accounting practices, indicates that entities that do not otherwise apply specialized industry guidance, should currently account for digital assets as indefinite lived intangible assets, recorded at cost and tested for impairment annually or more frequently, if events indicate that it is more likely than not that the asset has been impaired. The guidance further indicates that for any reduction in a digital asset’s fair value, impairment of that asset is appropriate, and any subsequent reversal of the impairment loss is prohibited. Accordingly, amounts reported in these financials statements as digital assets, reflect such impairments, but do not reflect any subsequent recovery in valuation giving rise to the impairment.

The AICPA has also issued non-authoritative guidance entitled Crypto Asset Lending which provides guidance on the accounting of digital currency lending transactions. The lender may account for the loaned digital currency as an intangible asset if certain derecognition criteria are not met and control has not transferred to the borrower since the borrower will be returning the original digital currencies. The loaned digital currency should then be reclassified on the lender’s balance sheet and titled appropriately. Also, the loaned digital currency should be subject to cost basis impairment similar to digital currencies that are accounted as intangible assets, and no gain or loss is recognized at the inception of the loan by the lender.

Digital Currencies are Currently Unregulated

As of the date of these condensed consolidated financial statements, digital currencies are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets and cryptocurrency exchanges. It is possible that new international, federal, state and local regulations or policies may materially adversely affect Stacks Blockchain and Stacks Tokens. It is possible that securities regulators may interpret laws in a manner that adversely affects the Company or the value of Stacks Tokens.

Various legislative and executive bodies in the United States and in other countries have already adopted, and may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact the permissibility of digital assets such as the Stacks Tokens, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks Blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, the Stacks Tokens, and the network, which could have similar effects to new policies adopted by government bodies. Recently, the Securities and Exchange Commission (the “SEC”) has increased its enforcement activity in regard to digital assets, including with respect to the Stacks Tokens, and it is difficult to predict what effect this may have on the industry in general and on the Company in particular.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Any future regulatory actions applicable to the Stacks Tokens, the Stacks Blockchain, the network and related activities could severely impact the financial position, results of operations, and cash flows of the Company. The Company may need to restructure operations that utilize the Stacks Tokens or Stacks Blockchain significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities that utilize the Stacks Tokens. Regulatory action could also affect the rights of the Company, as a holder of Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Due to the unpredictable regulatory environment for digital assets, the Company has traditionally incurred high legal costs in order to ensure it remains in compliance with current regulations and as part of its ongoing engagement with the SEC. The Company expects to continue to incur high legal costs for these purposes.

Money Services Business

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currency, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

There are a number of exemptions to FinCEN’s money transmitter definition, but, if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Although the Company should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once the Company is no longer regulated or examined by the SEC. The Company has not consulted with FinCEN on the application of its convertible virtual currency guidance to the Company. If FinCEN, the DOJ, or any other state regulator determine that the Company should have registered or obtained licenses as a money transmitter, then the Company could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect its operations.

Other

In 2018, the Company released the Stacks Wallet (now known as the “Hiro Wallet”), an application that allows users to store and transfer Stacks Tokens. It is the Company’s position that the Hiro Wallet is not required to register as a money transmitter, is not required to register as a transfer agent under the Securities and Exchange Act of 1934 (the “Exchange Act”), is not a clearing agency under the Exchange Act, and should not be viewed as an exchange or an alternative trading system under the Exchange Act. Additionally, the Company does not consider itself to be an investment company. It is possible that a regulator could disagree with these positions which could materially affect the Company’s business.

2.	Investments

During the six months ended June 30, 2022 and the year ended December 31, 2021, the Company invested $0 and $7.3 million (of which $3.3 million was in cash and the balance of $4.0 million was invested using Stacks Tokens), respectively, in other startup companies.

The investments made during the year ended December 31, 2021 primarily consisted of: (i) an investment of $3.7 million in a startup founded by two former employees. This startup is focused on building a suite of decentralized finance products on the Stacks Blockchain. The investment was made through a transfer of 2 million Stacks Tokens representing a fair value of $1.7 million, and $2.0 million in cash in exchange for preferred shares in the startup. The Company also provided a loan of 10 million Stacks Tokens with an interest rate of 0.13% over 5 years. The startup has an option to purchase up to 2 million Stacks Tokens at a pre-determined price from the tokens that are loaned to them. This loan had no impact on the consolidated financial statements as the tokens have a carrying value of $0, (ii) a $1.3 million SAFE investment in a startup founded by a former contractor. This startup is focused on creating a mobile wallet for the Stacks Tokens. The investment was made through a transfer of 4 million Stacks Tokens representing a fair value of $1.1 million and $0.2 million in cash, (iii) a $1.3 million SAFE investment in another startup. The investment was made through a transfer of 0.5 million Stacks Tokens representing a fair value of $1.1 million and $0.2 million in cash (iv) The balance of the investments amounting to approximately $1.0 million were made via a combination of $0.9 million in cash and $0.1 million in Stacks Tokens.

The Company records certain investments at cost less impairment, if any. During the six months ended June 30, 2021, the Company recorded an impairment charge of $50 thousand on its investments. There was no impairment recorded during the six months ended June 30, 2022.

During the year ended December 31, 2021, the Company revalued one of its investments pursuant to additional financing rounds undertaken by the startup. The initial $50 thousand investment was revalued to its fair market value and was recorded on the condensed balance sheet at approximately $2.0 million as of December 31, 2021. During the six months ended June 30, 2022, this investment was further revalued to its fair market value due to additional financing rounds and the changes in the macro cryptocurrency economy. This investment was recorded on the condensed consolidated balance sheet at approximately $12.1 million as of June 30, 2022 after accounting for a partial sale of the investment (see below). During the six months ended June 30, 2022, the Company revalued one more of its investments pursuant to an additional financing round undertaken by the startup and also due to changes in the macro cryptocurrency economy. The initial $10 thousand investment was revalued to its fair market value pursuant to an additional financing round and was recorded on the condensed consolidated balance sheet at approximately $0.3 million as of June 30, 2022. These revaluations resulted in an unrealized net gain of $10.3 million which is disclosed in net unrealized gains on investments in the nonoperating income section of the condensed consolidated statement of operations for the six months ended June 30, 2022.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the six months ended June 30, 2022, the Company sold a portion of its investment in a startup for $10.0 million, resulting in a realized gain of $10.0 million.

There were certain transfers between Level 2 and Level 3 during the six months ended June 30, 2022 and the year ended December 31, 2021 for assets or liabilities measured at fair value on a recurring basis. These transfers related to certain investments that were carried at cost less impairment (Level 3 measurements) but are now carried at cost less impairment, if any, plus or minus observable price changes for identical or similar securities of the same issuer (Level 2 measurements). These transfers were warranted due to additional funding rounds undertaken by the issuers.

The Company did not have any Level 1 investments as of June 30, 2022 and December 31, 2021. The Company’s Level 2 investments amounted to $12.4 million and $2.1 million at June 30, 2022 and December 31, 2021, respectively. The Company’s Level 3 investments amounted to $7.6 million and $7.7 million at June 30, 2022 and December 31, 2021, respectively.

3.	Digital Currencies

The Company holds Bitcoin and Ether and includes them as digital currencies on the condensed consolidated balance sheets. The Company considers these digital currencies to be intangible assets and records them at cost less impairment. The Company evaluated the digital currencies for impairment by using publicly traded prices of Bitcoin and Ether. During the six months ended June 30, 2022 and 2021, the Company recorded impairment charges of $2.6 million and $0.7 million, respectively, on the condensed consolidated statements of operations.

The following table presents additional information about the Company’s digital currency activities (in thousands):

Digital Currencies
Balance at January 1, 2021	$3,561
Impairment	(1,140)
Digital currencies sold	(1,972)
Digital currencies returned (Note 4)	3,156
Digital currencies earned	2,268
Digital currencies loaned (Note 3)	(205)

Balance at December 31, 2021	5,668
Impairment	(2,559)
Digital currencies purchased	1,000
Digital currencies sold (Note 9)	(2,283)
Digital currencies earned (Note 9)	3,028
Digital currencies paid as bonus (Note 3)	(653)

Balance at June 30, 2022	$4,201

In November 2021, the Company provided a non-interest loan denominated in Bitcoin to a third party with a contractual term of one year. The purpose of the loan is to enable the third party to test a certain token-related software application it is developing for the Company under a separate software development contract. The Bitcoin that was loaned is recognized as an intangible asset on the condensed consolidated balance sheet and carried at a value of $205 thousand as of June 30, 2022 and December 31, 2021. The Company continues to recognize the intangible assets on its condensed consolidated balance sheet, rather than a loan, subject to the impairment review during the term of the loan as the derecognition criteria for transfers of nonfinancial assets were not met. For the duration of the loan, the Company cannot freely use these assets as it is in the third party’s possession under the loan agreement. The Company is also exposed to credit risk of the third party; specifically, the risk that the third party will not return the borrowed assets. However, the Company believes this risk to be low because of certain security measures taken by the third party and the short duration of the loan.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the six months ended June 30, 2022, the Company paid bonuses to its employees and subcontractors in Bitcoin. This resulted in Bitcoin with a balance sheet carrying value of $0.7 million being paid as a bonus. The Company recognized a gain of $65 thousand on this transaction which is included in gain (loss) on sale of digital currencies on the condensed consolidated statement of operations.

4.	Loans to Third Parties

In August 2020, the Company entered into a consulting services agreement with a third party vendor whereby the vendor provided a number of services which were primarily focused on increasing the liquidity of Stacks Tokens that are traded on various exchanges. Per the terms of this agreement, the Company provided a loan denominated in Bitcoin which on the date of the loan, had a market value of $1.0 million. The carrying value of Bitcoin loaned was $0.4 million. The loan carried an interest rate of 0% with repayment to be made in Bitcoin. Repayment amount of this loan, which the Company accounted for at fair value, varied based on changes in the value of Bitcoin and in part, Stacks Tokens. The loan was repaid in January 2021 and the Company received $2.7 million in Bitcoin. During the six months ended June 30, 2021, the Company recorded a gain of $0.6 million which is included in gain on noncash loan receivable on the condensed consolidated statement of operations. This gain resulted from changes in the value of the underlying digital currencies.

In August 2020, pursuant to certain agreements entered into with a non-profit foundation the Company provided the non-profit foundation with a three-year loan of approximately $1.0 million to be repaid in four quarterly installments of approximately $0.3 million each, beginning twenty-four months following the date of the loan. The loan bears an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. As of June 30, 2022, this entire loan is disclosed as a current asset on the condensed consolidated balance sheet. As of December 31, 2021, the loan amount payable through end of 2022 was disclosed as a current asset and the remainder of the liability which was payable in year 2023 was disclosed as a noncurrent asset on the condensed consolidated balance sheet.

In December 2020, the Company loaned $0.5 million of cash to an entity with the Stacks ecosystem at an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. The duration of the loan was three years but it was repaid early in August 2021. The repayment was denominated in Bitcoin.

During the six months ended June 30, 2022, the Company transferred 30 million Stacks Tokens to an entity that is building applications on Bitcoin pursuant to a loan agreement signed in 2021. The loan agreement calls for a total loan of 50 million Stacks Tokens. The term of the loan is five years and the entity has the option of buying out a portion of the loan at a pre-determined price. Any loan amount that is bought out converts to equity in that entity. The business purpose of the entity is to build applications and underlying technology necessary to enhance the potential of Bitcoin. The loan had no impact on the condensed consolidated financial statements as the tokens have a balance sheet carrying value of $0. None of the loaned Stacks Tokens have been bought out and converted to equity as of June 30, 2022.

5.	Grants to Third Parties

As part of its effort to cultivate a decentralized Stacks ecosystem, the Company entered into transactions with various entities that support the Stacks ecosystem, and which are not related parties with respect to the Company and with other third parties. Pursuant to these transactions, during the six months ended June 30, 2022 and 2021, the Company granted Stacks Tokens amounting to $0 and $17.6 million, respectively, to various entities.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

In January 2021, the Company entered into agreements with two different non-profit research universities to provide grants of 5 million Stacks Tokens to each of them in order to support research and education in computer science and in the fields of decentralized internet and cryptocurrencies. The fair values of these two grants were $2.4 million and $2.8 million, respectively and are disclosed as grants to third parties on the condensed consolidated statement of operations for the six months ended June 30, 2021. Since there were no actual token transfers during the six months ended June 30, 2021, a noncash gain related to the tokens was not recorded. In August 2021, 0.1 million tokens were transferred to one of the universities. The token grants payable as of December 31, 2021 were $4.9 million and are disclosed as token obligations to others, current, on the condensed consolidated balance sheet as of that date. During the six months ended June 30, 2022, the Company transferred 0.9 million tokens with a fair value of $0.4 million to the same university. The Company also recorded a noncash gain related to the transferred tokens which is disclosed in nonoperating income on the condensed consolidated statement of operations (see Note 9). The token grants payable of $4.5 million is disclosed as token obligations to others, current, on the condensed consolidated balance sheet as of June 30, 2022.

In January 2021, the Company entered into a subscription agreement with an entity in the Stacks ecosystem to transfer 25 million Stacks Tokens with a fair value of $12.4 million in exchange for one ordinary share to support software development for the Stacks Blockchain, particularly for users in Asia. During the six months ended June 30, 2021, the Company transferred the 25 million Stacks Tokens to that entity. The grant was disclosed as grants to third parties on the condensed consolidated statement of operations for the six months ended June 30, 2021. The Company also recorded a noncash gain in the amount of $12.4 million related to the tokens which is disclosed in nonoperating income on the condensed consolidated statement of operations for the six months ended June 30, 2021.

6.	Token Compensation

The noncash token compensation expense for tokens sold to employees amounted to $7.8 million for the six months ended June 30, 2021 and is disclosed in compensation expense on the condensed consolidated statements of operations. The related noncash gain on these transactions amounted to $7.9 million for the six months ended June 30, 2021 and is disclosed as gain from vesting of employee tokens on the condensed consolidated statements of operations. No noncash token compensation and related noncash gain were recorded for the six months ended June 30, 2022 as all of these tokens have been vested and delivered to employees as of December 31, 2021. Consequently, there was no liability for unvested tokens at June 30, 2022 and December 31, 2021.

The noncash token compensation expense relating to RTUs granted to employees and certain contractors amounted to $3.9 million and $10.9 million for the six months ended June 30, 2022 and 2021, respectively, and is disclosed in compensation expense on the condensed consolidated statement of operations. The token compensation expense related to RTUs granted to non-employees amounted to $0.7 million and $2.2 million for the six months ended June 30, 2022 and 2021, respectively, and is disclosed in general and administrative expenses on the condensed consolidated statement of operations. The related noncash gain on all the RTU grants amounted to $8.7 million and $9.3 million for the six months ended June 30, 2022 and 2021, respectively, and is disclosed as gain on delivery of restricted token units on the condensed consolidated statement of operations. The liability for tokens vested but not delivered to employees and certain contractors was $1.4 million and $5.2 million at June 30, 2022 and December 31, 2021, respectively, and is disclosed as token obligations to employees on the condensed consolidated balance sheet. The liability for tokens vested but not delivered to non-employees was $3.9 million (all due to a director of the Company) and $4.2 million (includes $3.2 million pertaining to a director of the Company) at June 30, 2022 and December 31, 2021, respectively, and is disclosed as tokens obligations to others, current on the condensed consolidated balance sheet.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

7.	Stockholders’ Equity

Authorized Capital

During the six months ended June 30, 2022, the Company amended and restated its certificate of incorporation which authorized the issuance of 20,000,000 shares of common stock, $0.00001 par value per share, and 6,498,810 shares of preferred stock, $0.00001 par value per share, of which 1,940,312 was designated as Series B Preferred Stock. For the year ended December 31, 2021, the authorized capital of the Company consisted of common stock of 16,000,000 shares, par value $0.00001, and 4,558,946 shares of preferred stock, $0,00001 par value per share. The common stock issued and outstanding as of June 30, 2022 and December 31, 2021 were 9,360,913 and 9,270,092, respectively with a $0.00001 par value.

As of June 30, 2022 and December 31, 2021, the Company’s Series A Preferred Stock had a liquidation value of $5.5 million (par value per share of $0.00001).

During the six months ended June 30, 2022, the Company issued 627,335 of convertible Series B Preferred Stock at a purchase price of $20.62 for aggregate proceeds of $12.9 million. As of June 30, 2022, the Company’s Series B Preferred Stock had a liquidation value of $12.9 million (par value per share of $0.00001). The Company also issued Token Warrants in connection with this raise which is discussed in Note 8.

The holders of preferred stock (“Preferred Shareholders”) have the rights, preferences, privileges, and restrictions as set forth below:

Voting Rights

Preferred Shareholders are entitled to one vote for each share of common stock into which such convertible preferred stock could then be converted. Each holder of common stock is entitled to one vote for each share held.

Dividends Rights

The common stockholders, including restricted stock award holders, shall be entitled to receive dividends when and if declared by the Company’s board of directors. The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Company’s board of directors, in preference to the holders of common stock and any stock ranking junior to the series of convertible preferred stock, at an annual rate of 8% of the original issue price, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and convertible preferred stock on a pro rata basis in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of convertible preferred stock were converted at the then-effective conversion rate.

Liquidation Rights

In the event the Company is liquidated either voluntarily or involuntarily (“Liquidation Event”), or if any event occurs that is deemed a liquidation pursuant to the Company’s certificate of incorporation, each holder of convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of convertible preferred stock is equal to the greater of (i) the Series A or B original issue price, or (ii) the amount per share that would have been payable had all convertible preferred stock been converted into common stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the liquidation preference, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock in proportion to the full amounts they would otherwise be entitled to. After the payment to the holders of convertible preferred stock, the entire remaining assets of the Company will be distributed with equal priority and pro rata among the holders of the common stock in proportion to the number of shares of common stock held by them.

Protective Provisions

So long as at least 2,288,977 shares of convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), the Company will not take any of the following actions without the vote or written consent of the holders of a majority of the shares of common stock (on an as-converted-to-common stock basis) of the Company: (i) voluntarily liquidate or dissolve, (ii) amend, waive or alter any provision of the Certificate of Incorporation or its bylaws, (iii) increase or decrease the total number of authorized shares of preferred or common stock, or the existing stock option plan, (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, (v) increase or decrease the size of the board of directors, or (vi) declare or pay any distribution of common share prior to distribution to preferred shares.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of the stock, into a number of shares of common stock equal to the applicable original issue price of that share divided by the applicable conversion price of each preferred round, provided, however, that the conversion price for the preferred stock is subject to adjustment for certain dilutive issuances, splits and combinations as defined in the Articles of Incorporation. As of June 30, 2022, and December 31, 2021, each Series of convertible preferred stock is convertible into one share of the Company’s common stock. Each share of preferred stock will automatically be converted into fully paid, non-assessable shares of common stock at the conversion price then in effect at the time for such Series of preferred stock immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act provided that the aggregate gross proceeds to the Company are not less than $25,000,000 or (ii) upon the receipt by the Company of a written request for such conversion from a vote of the holders of a majority of the convertible preferred stock then outstanding (voting as a single class and on an as-converted-to common stock basis), or if later, the effective date of such conversion.

8.	Token Warrants

As part of the Series B Preferred Stock offering (Note 7), the Company issued approximately 3.2 million Token Warrants with an exercise price of $0.82 per Stacks Token. Each Token Warrant entitles the holder to purchase up to the holder’s portion of Stacks Tokens within 90 days following the exercise date. The exercise date of the Token Warrants is four years following issuance.

The fair value of the Token Warrants issued in connection with the Series B Preferred Stock offering is measured using the Black-Scholes model at each measurement date. For the six months ended June 30, 2022, the Company recognized a change to the condensed consolidated statement of operations resulting from a decrease in the fair value of Token Warrant liabilities of approximately $3.4 million. As of June 30, 2022, the fair value of the Token Warrant liabilities is $1.1 million.

The following table provides the quantitative inputs to the Black-Scholes model used in estimating the fair value of the Level 3 Token Warrant liabilities:

As of June 30, 2022
Exercise price	$0.82
Token price	$0.41
Expected volatility of the token price	161.7%
Expected life of warrants	4.0
Risk-free interest rate	3.23%

The following table sets forth a summary of the changes in the fair value of the Level 3 Token Warrant liabilities at June 30, 2022 (in thousands):

Fair value upon issuance	$4,545
Change in fair value	(3,413)

Fair value as of June 30, 2022	$1,132

Transfers to and from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers for token warrants between levels for the six months ended June 30, 2022.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

9.	Nonoperating Income

At June 30, 2022, nonoperating income primarily consisted of the following:

During the six months ended June 30, 2022, the Company did not record any noncash gain ($7.9 million in 2021) from vesting of employee tokens resulting from vesting of tokens sold to employees as these tokens were completely vested in 2021. In connection with this gain, the Company, during the six months ended June 30, 2022 and June 30, 2021 also recorded a noncash token compensation expense of $0 and $7.8 million, respectively.

During the six months ended June 30, 2022, the Company recorded a noncash gain from tokens delivered to third parties of $0.5 million ($18.7 million in 2021) that consisted of token grants to third parties (see Note 5) and tokens provided to vendors for services performed. In connection with these gains, the Company also recorded noncash expenses of $18 thousand ($18.0 million in 2021) on the condensed consolidated statements of operations.

Noncash gains on delivery of tokens granted through a RTU arrangement to employees and others of $8.7 million ($9.3 million in 2021). In connection with this gain, the Company also recorded a noncash token compensation expense of $3.9 million in compensation expense ($10.9 million in 2021) and a noncash token compensation expense related to non-employees of $0.7 million ($2.2 million in 2021) in general and administrative expense on the condensed consolidated statements of operations.

A loss of $0.2 million (a gain of $16.7 million in 2021) on the sale of $2.1 million ($17.9 million in 2021) of digital currencies and from payment of bonuses in Bitcoin (Note 3). The carrying value of the digital currencies sold and paid out was $2.9 million ($1.2 million in 2021).

A change in the fair value of token warrant liabilities of $3.4 million ($0 in 2021) on revaluation of the token warrant liability to its fair value.

A noncash gain of $3.0 million ($0 in 2021) from digital currencies earned by participating in the Stacks Blockchain’s consensus process.

Gain on investments consisting of: unrealized gain on investments due to revaluation of investments in two startup companies of $10.3 million ($0 in 2021) and realized gain of $10.0 million on partial sale of investment in a startup ($0 in 2021). See Note 2 for additional details.

10.	Subsequent Events

Management has evaluated subsequent events occurring after the condensed consolidated balance sheet date through the date of September 23, 2022, the date for which the condensed consolidated financial statements were available to be issued. Based upon this evaluation, management has determined that no subsequent events that need to be disclosed have occurred.

Item 4. Exhibits

Exhibit Number	Description
2.1#	Amended and Restated Certificate of Incorporation of Hiro Systems PBC, filed as exhibit 2.1 to the Form 1-U filed by the Company on February 18, 2022

2.2#	Bylaws of Hiro Systems PBC, filed as exhibit 2.3 to the Form 1-A filed by the Company on July 11, 2019

3.1#	Simple Agreement for Future Tokens, filed as exhibit 3.1 to the Form 1-A filed by the Company on July 11, 2019

3.2#	Smart contract for the Stacks Token, filed as exhibit 3.5 to the Form 1-A filed by the Company on July 11, 2019

4.1#	Form of Subscription Agreement, filed as exhibit 4.1 to the Form 1-A filed by the Company on July 11, 2019

4.2#	Form of voucher, filed as exhibit 4.3 to the Form 1-A filed by the Company on July 11, 2019

6.1†#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement), filed as exhibit 6.1 to the Form 1-A filed by the Company on July 11, 2019

6.2†#	Form of Director and Executive Officer Indemnification Agreement of Hiro Systems PBC (used for Messrs. Muneeb Ali, Albert Wenger, Diwaker Gupta and Jaswinder Pal Singh), filed as exhibit 6.5 to the Form 1-A filed by the Company on July 11, 2019

6.3†#	Form of Director and Executive Officer Indemnification Agreement of Hiro Systems PBC (used for Messrs. Alex Miller and Saurabh Pathak), filed as exhibit 6.3 to the Form 1-K filed by the Company on April 29, 2022

6.4#	Form of Hiro Systems PBC Restricted Token Unit Agreement, filed as exhibit 6.7 to the Form 1-A filed by the Company on July 11, 2019

6.5#	Purchase Agreement for Deferred Delivery Agreement dated as of January 17, 2019 by and between New Internet Labs Limited and Blockstack Token LLC (includes Deferred Delivery Agreement, dated as of January 17, 2019, by and between New Internet Labs Limited and Blockstack Token LLC), filed as exhibit 6.13 to the Form 1-A filed by the Company on July 11, 2019

6.6#	Form of Deferred Delivery Agreement, filed as exhibit 6.14 to the Form 1-A filed by the Company on July 11, 2019

6.7#	Amended and Restated Investors’ Rights Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.2 to the Form 1-U filed by the Company on February 18, 2022

6.8#	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.3 to the Form 1-U filed by the Company on February 18, 2022

6.9#	Amended and Restated Voting Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.4 to the Form 1-U filed by the Company on February 18, 2022

6.10#	Hiro Systems PBC Form of Offer Letter for Full-time Employment, filed as exhibit 6.18 to the Form 1-A filed by the Company on July 11, 2019

6.11#	Series B Preferred Stock Purchase Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.1 to the Form 1-U filed by the Company on February 18, 2022

10.1	Power of Attorney, included on the signature page hereto

†	Indicates a management contract or compensatory plan
#	Incorporated by reference to the previous filing indicated.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 23, 2022.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Name:	Alex Miller
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alex Miller as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Hiro Systems PBC) to sign any or all amendments to this semiannual report on Form 1-SA, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Alex Miller Alex Miller	Chief Executive Officer and Director (Principal Executive Officer)	September 23, 2022

/s/ Saurabh Pathak Saurabh Pathak	Head of Finance and Accounting (Principal Financial & Accounting Officer)	September 23, 2022